Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2022

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2022	2021	2022	2021
SALES	2	8,188	6,024	30,351	20,445
Freight, transportation and distribution		204	220	628	653
Cost of goods sold		4,722	3,639	17,205	13,589
GROSS MARGIN		3,262	2,165	12,518	6,203
Selling expenses		826	749	2,570	2,287
General and administrative expenses		137	110	403	329
Provincial mining taxes		348	128	959	293
Share-based compensation expense		39	64	122	125
(Reversal) impairment of assets	3	(330)	7	(780)	12
Other expenses	4	36	50	94	203
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		2,206	1,057	9,150	2,954
Finance costs		136	122	375	367
EARNINGS BEFORE INCOME TAXES		2,070	935	8,775	2,587
Income tax expense	5	487	209	2,206	615
NET EARNINGS		1,583	726	6,569	1,972
Attributable to
Equity holders of Nutrien		1,577	717	6,548	1,952
Non-controlling interest		6	9	21	20
NET EARNINGS		1,583	726	6,569	1,972

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		2.95	1.26	12.00	3.42
Diluted		2.94	1.25	11.96	3.41
Weighted average shares outstanding for basic EPS		534,839,000	570,627,000	545,776,000	570,216,000
Weighted average shares outstanding for diluted EPS		536,164,000	572,224,000	547,449,000	571,735,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
(Net of related income taxes)		2022	2021	2022	2021
NET EARNINGS		1,583	726	6,569	1,972
Other comprehensive (loss) income
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans		60	-	61	-
Net fair value (loss) gain on investments		(54)	46	(61)	116
Items that have been or may be subsequently reclassified to net earnings:
Loss on currency translation of foreign operations		(191)	(124)	(272)	(129)
Other		(45)	(1)	(24)	19
OTHER COMPREHENSIVE (LOSS) INCOME		(230)	(79)	(296)	6
COMPREHENSIVE INCOME		1,353	647	6,273	1,978
Attributable to
Equity holders of Nutrien		1,348	638	6,254	1,959
Non-controlling interest		5	9	19	19
COMPREHENSIVE INCOME		1,353	647	6,273	1,978

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2022	2021	2022	2021
			Note 1		Note 1
OPERATING ACTIVITIES
Net earnings		1,583	726	6,569	1,972
Adjustments for:
Depreciation and amortization		526	489	1,492	1,454
Share-based compensation expense		39	64	122	125
(Reversal) impairment of assets	3	(330)	7	(780)	12
Provision for (recovery of) deferred income tax		160	(87)	152	(97)
Gain on disposal of investment	4	-	-	(19)	-
Cloud computing transition adjustment	4	-	-	-	36
Other long-term assets, liabilities and miscellaneous		(7)	(12)	112	42
Cash from operations before working capital changes		1,971	1,187	7,648	3,544
Changes in non-cash operating working capital:
Receivables		1,240	(266)	(3,602)	(3,101)
Inventories		517	130	(344)	193
Prepaid expenses and other current assets		(44)	(133)	1,018	865
Payables and accrued charges		(2,806)	(2,483)	(1,346)	(1,252)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		878	(1,565)	3,374	249
INVESTING ACTIVITIES
Capital expenditures [1]		(636)	(492)	(1,464)	(1,238)
Business acquisitions, net of cash acquired		(10)	(30)	(78)	(70)
Other		(90)	(19)	(60)	(57)
Net changes in non-cash working capital		31	18	(77)	23
CASH USED IN INVESTING ACTIVITIES		(705)	(523)	(1,679)	(1,342)
FINANCING ACTIVITIES
Transaction costs related to debt		(3)	-	(3)	(7)
Proceeds from short-term debt, net		2,017	1,040	2,867	1,037
Proceeds from long-term debt		-	81	41	89
Repayment of long-term debt		(22)	-	(50)	(5)
Repayment of principal portion of lease liabilities		(83)	(78)	(256)	(242)
Dividends paid to Nutrien’s shareholders	8	(259)	(261)	(780)	(779)
Repurchase of common shares	8	(1,700)	(148)	(3,306)	(150)
Issuance of common shares		4	125	168	188
Other		17	(2)	-	(14)
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(29)	757	(1,319)	117
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(32)	(20)	(52)	(35)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		112	(1,351)	324	(1,011)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		711	1,794	499	1,454
CASH AND CASH EQUIVALENTS – END OF PERIOD		823	443	823	443
Cash and cash equivalents comprised of:
Cash		428	315	428	315
Short-term investments		395	128	395	128
		823	443	823	443
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		80	81	280	319
Income taxes paid		318	212	1,503	356
Total cash outflow for leases		111	91	339	299

 1 Includes additions to property, plant and equipment and intangible assets for the three months ended September 30, 2022 of $584 and $52 (2021 – $463 and $29), respectively, and for the nine months ended September 30, 2022 of $1,317 and $147 (2021 – $1,171 and $67), respectively.

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	1,952	1,952	20	1,972

Other comprehensive (loss) income	-	-	-	(128)	135	7	-	7	(1)	6

Shares repurchased (Note 8)	(2,460,097)	(68)	(46)	-	-	-	(36)	(150)	-	(150)

Dividends declared	-	-	-	-	-	-	(786)	(786)	-	(786)

Non-controlling interest transactions	-	-	-	-	-	-	(1)	(1)	(14)	(15)

Effect of share-based compensation including issuance of common shares	4,166,620	213	(12)	-	-	-	-	201	-	201

Transfer of net gain on cash flow hedges	-	-	-	-	(10)	(10)	-	(10)	-	(10)
Share cancellation	(210,173)	-	-	-	-	-	-	-	-	-

BALANCE – SEPTEMBER 30, 2021	570,756,756	15,818	147	(190)	68	(122)	7,735	23,578	43	23,621

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	6,548	6,548	21	6,569

Other comprehensive loss	-	-	-	(270)	(24)	(294)	-	(294)	(2)	(296)

Shares repurchased (Note 8)	(38,387,969)	(1,070)	(23)	-	-	-	(2,241)	(3,334)	-	(3,334)

Dividends declared	-	-	-	-	-	-	(773)	(773)	-	(773)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(18)	(18)

Effect of share-based compensation including issuance of common shares	3,058,561	201	(19)	-	-	-	-	182	-	182
Transfer of net loss on cash flow hedges	-	-	-	-	3	3	-	3	-	3
Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(61)	(61)	61	-	-	-

BALANCE – SEPTEMBER 30, 2022	522,163,108	14,588	107	(446)	(52)	(498)	11,787	25,984	48	26,032

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		September 30		December 31

As at	Note	2022	2021	2021

ASSETS

Current assets

Cash and cash equivalents		823	443	499

Receivables		8,591	6,911	5,366

Inventories		6,545	4,674	6,328

Prepaid expenses and other current assets		737	654	1,653

		16,696	12,682	13,846

Non-current assets

Property, plant and equipment	3	21,022	19,704	20,016

Goodwill		12,180	12,220	12,220

Other intangible assets		2,217	2,349	2,340

Investments		772	682	703

Other assets		937	679	829

TOTAL ASSETS		53,824	48,316	49,954

LIABILITIES

Current liabilities

Short-term debt	7	4,454	1,255	1,560

Current portion of long-term debt		1,016	46	545

Current portion of lease liabilities		303	281	286

Payables and accrued charges		8,760	6,930	10,052

		14,533	8,512	12,443

Non-current liabilities

Long-term debt		7,020	10,094	7,521

Lease liabilities		884	896	934

Deferred income tax liabilities	5	3,489	3,043	3,165

Pension and other post-retirement benefit liabilities		337	451	419

Asset retirement obligations and accrued environmental costs		1,320	1,523	1,566

Other non-current liabilities		209	176	207

TOTAL LIABILITIES		27,792	24,695	26,255

SHAREHOLDERS’ EQUITY

Share capital	8	14,588	15,818	15,457

Contributed surplus		107	147	149

Accumulated other comprehensive loss		(498)	(122)	(146)

Retained earnings		11,787	7,735	8,192

Equity holders of Nutrien		25,984	23,578	23,652

Non-controlling interest		48	43	47

TOTAL SHAREHOLDERS’ EQUITY		26,032	23,621	23,699

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		53,824	48,316	49,954

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2022

NOTE 1 BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2021 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2021 annual audited consolidated financial statements.

Certain immaterial 2021 figures have been reclassified in the condensed consolidated statements of cash flows and segment note.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on November 2, 2022.

NOTE 2 SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended September 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,967	1,968	1,666	587	-	-	8,188

– intersegment	13	84	236	126	-	(459)	-

Sales – total	3,980	2,052	1,902	713	-	(459)	8,188

Freight, transportation and distribution	-	48	131	62	-	(37)	204

Net sales	3,980	2,004	1,771	651	-	(422)	7,984

Cost of goods sold	3,063	386	1,107	537	-	(371)	4,722

Gross margin	917	1,618	664	114	-	(51)	3,262

Selling expenses	821	3	7	1	(2)	(4)	826

General and administrative expenses	50	2	2	3	80	-	137

Provincial mining taxes	-	348	-	-	-	-	348

Share-based compensation expense	-	-	-	-	39	-	39

Impairment reversal of assets	-	-	-	(330)	-	-	(330)

Other expenses (income)	19	(1)	(59)	15	59	3	36

Earnings (loss) before finance costs and income taxes	27	1,266	714	425	(176)	(50)	2,206

Depreciation and amortization	206	112	141	48	19	-	526

EBITDA [1]	233	1,378	855	473	(157)	(50)	2,732

Integration and restructuring related costs	2	-	-	-	13	-	15

Share-based compensation expense	-	-	-	-	39	-	39

Impairment reversal of assets	-	-	-	(330)	-	-	(330)

Foreign exchange loss, net of related derivatives	-	-	-	-	11	-	11

Adjusted EBITDA	235	1,378	855	143	(94)	(50)	2,467

Assets – at September 30, 2022	23,507	14,078	11,802	2,742	2,500	(805)	53,824
1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended September 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,336	1,188	1,037	463	-	-	6,024

– intersegment	11	107	162	39	-	(319)	-

Sales – total	3,347	1,295	1,199	502	-	(319)	6,024

Freight, transportation and distribution	-	107	98	54	-	(39)	220

Net sales	3,347	1,188	1,101	448	-	(280)	5,804

Cost of goods sold	2,430	372	695	340	-	(198)	3,639

Gross margin	917	816	406	108	-	(82)	2,165

Selling expenses	746	3	7	2	(9)	-	749

General and administrative expenses	45	1	3	3	58	-	110

Provincial mining taxes	-	128	-	-	-	-	128

Share-based compensation expense	-	-	-	-	64	-	64

Impairment of assets	-	7	-	-	-	-	7

Other expenses (income)	17	7	(11)	7	30	-	50

Earnings (loss) before finance costs and income taxes	109	670	407	96	(143)	(82)	1,057

Depreciation and amortization	182	131	125	39	12	-	489

EBITDA	291	801	532	135	(131)	(82)	1,546

Integration and restructuring related costs	-	-	-	-	8	-	8

Share-based compensation expense	-	-	-	-	64	-	64

Impairment of assets	-	7	-	-	-	-	7

COVID-19 related expenses	-	-	-	-	16	-	16

Foreign exchange loss, net of related derivatives	-	-	-	-	1	-	1

Adjusted EBITDA	291	808	532	135	(42)	(82)	1,642

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

Unaudited	In millions of US dollars except as otherwise noted

	Nine Months Ended September 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	17,177	6,345	5,078	1,751	-	-	30,351

– intersegment	86	396	1,021	303	-	(1,806)	-

Sales – total	17,263	6,741	6,099	2,054	-	(1,806)	30,351

Freight, transportation and distribution	-	219	358	178	-	(127)	628

Net sales	17,263	6,522	5,741	1,876	-	(1,679)	29,723

Cost of goods sold	13,161	1,090	3,159	1,399	-	(1,604)	17,205

Gross margin	4,102	5,432	2,582	477	-	(75)	12,518

Selling expenses	2,556	9	22	5	(6)	(16)	2,570

General and administrative expenses	149	6	12	9	227	-	403

Provincial mining taxes	-	959	-	-	-	-	959

Share-based compensation expense	-	-	-	-	122	-	122

Impairment reversal of assets	-	-	-	(780)	-	-	(780)

Other expenses (income)	28	1	(139)	27	160	17	94

Earnings (loss) before finance costs and income taxes	1,369	4,457	2,687	1,216	(503)	(76)	9,150

Depreciation and amortization	550	354	403	130	55	-	1,492

EBITDA	1,919	4,811	3,090	1,346	(448)	(76)	10,642

Integration and restructuring related costs	2	-	-	-	33	-	35

Share-based compensation expense	-	-	-	-	122	-	122

Impairment reversal of assets	-	-	-	(780)	-	-	(780)

COVID-19 related expenses	-	-	-	-	8	-	8

Foreign exchange loss, net of related derivatives	-	-	-	-	67	-	67

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	1,902	4,811	3,090	566	(218)	(76)	10,075

Assets – at September 30, 2022	23,507	14,078	11,802	2,742	2,500	(805)	53,824

	Nine Months Ended September 30, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	13,818	2,663	2,740	1,224	-	-	20,445

– intersegment	38	258	629	171	-	(1,096)	-

Sales – total	13,856	2,921	3,369	1,395	-	(1,096)	20,445

Freight, transportation and distribution	-	305	329	159	-	(140)	653

Net sales	13,856	2,616	3,040	1,236	-	(956)	19,792

Cost of goods sold	10,429	980	2,068	978	-	(866)	13,589

Gross margin	3,427	1,636	972	258	-	(90)	6,203

Selling expenses	2,276	8	22	5	(24)	-	2,287

General and administrative expenses	125	6	8	8	182	-	329

Provincial mining taxes	-	293	-	-	-	-	293

Share-based compensation expense	-	-	-	-	125	-	125

Impairment of assets	-	7	5	-	-	-	12

Other expenses (income)	66	19	(36)	13	141	-	203

Earnings (loss) before finance costs and income taxes	960	1,303	973	232	(424)	(90)	2,954

Depreciation and amortization	528	371	409	112	34	-	1,454

EBITDA	1,488	1,674	1,382	344	(390)	(90)	4,408

Integration and restructuring related costs	8	-	-	-	39	-	47

Share-based compensation expense	-	-	-	-	125	-	125

Impairment of assets	-	7	5	-	-	-	12

COVID-19 related expenses	-	-	-	-	34	-	34

Foreign exchange loss, net of related derivatives	-	-	-	-	1	-	1

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,497	1,683	1,387	344	(158)	(90)	4,663

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Retail sales by product line
Crop nutrients	1,605	1,194	7,740	5,255
Crop protection products	1,716	1,469	6,086	5,220
Seed	134	140	1,861	1,819
Merchandise	241	265	755	763
Nutrien Financial	65	54	205	138
Services and other [1]	244	252	729	737
Nutrien Financial elimination [1,2]	(25)	(27)	(113)	(76)

	3,980	3,347	17,263	13,856

Potash sales by geography

Manufactured product

North America	484	590	2,168	1,446

Offshore [3]	1,568	705	4,573	1,475

	2,052	1,295	6,741	2,921

Nitrogen sales by product line

Manufactured product

Ammonia	695	401	2,072	994

Urea	422	339	1,543	985

Solutions, nitrates and sulfates	512	326	1,564	852

Other nitrogen and purchased products	273	133	920	538

	1,902	1,199	6,099	3,369

Phosphate sales by product line

Manufactured product

Fertilizer	414	306	1,204	836

Industrial and feed	206	146	594	405

Other phosphate and purchased products	93	50	256	154

	713	502	2,054	1,395
1	Certain immaterial 2021 figures have been reclassified.
2	Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.
3

Relates to Canpotex Limited (“Canpotex”) (Note 10) and includes provisional pricing adjustments for the three months ended September 30, 2022 of $(187) (2021 – $109) and the nine months ended September 30, 2022 of $66 (2021 – $160).

NOTE 3 IMPAIRMENT OF ASSETS

Phosphate Impairment Reversal

In the three months ended September 30, 2022, we continued to revise our near-term pricing forecasts due to continued global export restrictions from major producers and continued our review of our previously impaired Phosphate cash-generating unit (“CGU”), White Springs.

In 2017 and 2020, we recorded a total impairment of assets at our White Springs CGU relating to property, plant and equipment of $250 and $215, respectively. Due to increases in our forecast, the recoverable amount of our White Springs CGU is $770 which is above its carrying amount of $425. As a result, during the three months ended September 30, 2022, we recorded a full impairment reversal, net of depreciation, of $330 in the statement of earnings relating to property, plant and equipment.

Unaudited	In millions of US dollars except as otherwise noted

During the nine months ended September 30, 2022, we recorded the following impairment reversals:

CGU	Aurora	White Springs
Segment	Phosphate
Impairment reversal indicator	Higher forecasted global prices
Date of impairment reversal	June 30, 2022	September 30, 2022

Pre-tax impairment reversal amount ($)	450	330
Valuation methodology	Fair value less costs of disposal (“FVLCD”) a level 3 measurement	Value in use (“VIU”)
Valuation technique	Five-year DCF[1] plus terminal year to end of mine life	DCF[1] to end of mine life

Key assumptions

End of mine life [2] (year)	2050	2030

Long-term growth rate (%)	2.0	n/a

Post-tax discount rate (%)	10.4	12.0 (pre-tax - 15.2) [3]

Forecasted EBITDA [4] ($)	3,090	980
1 Discounted Cash Flow.
2 Includes proven and probable reserves.
3 Discount rate used in the previous measurement was 12.0% (pre-tax – 16.0%).
4 First five years of the forecast period.

The recoverable amount estimate is most sensitive to the following key assumptions: our internal sales and input price forecasts, which consider projections from independent third-party data sources, discount rate, and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, and mineral reserve technical reports, as well as industry and market trends.

Goodwill Impairment Indicators

During the nine months ended September 30, 2022, North American central banks continued to increase their benchmark borrowing rates. Benchmark borrowing rates are used as the risk-free rate which is a component of determining our discount rate for impairment testing. As a result of these increases, we revised our discount rates and increased our Retail – North America group of CGUs discount rate to 8.5 percent (previous impairment analysis – 8.0 percent at June 30, 2022) and this triggered an impairment test to be performed. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply. FVLCD is a Level 3 measurement.

Retail - North America group of CGUs	As at June 30, 2022	As at September 30, 2022
Carrying amount of goodwill (billions)	6.9	6.9
Excess carrying amount over recoverable amount (billions)	0.8	nil
Excess carrying amount over recoverable amount (%)	7	nil

Goodwill is more susceptible to impairment risk if there is an increase in the discount rate, or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. As at September 30, 2022, the Retail – North America group of CGUs carrying amount was equal to its recoverable amount. A 25 basis point increase in the discount rate will result in an impairment of the carrying amount of goodwill of approximately $500. A decrease in forecasted EBITDA and cash flows or a reduction in the terminal growth rate will also result in impairment in the future.

Key Assumptions	Value Used in Impairment Model
Terminal growth rate (%)	2.5
Forecasted EBITDA over forecast period (billions)	7.6
Discount rate (%)	8.5

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4 OTHER EXPENSES (INCOME)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Integration and restructuring related costs	15	8	35	47

Foreign exchange loss, net of related derivatives	11	1	67	4

Earnings of equity-accounted investees	(82)	(21)	(200)	(43)

Bad debt expense	4	7	18	22

COVID-19 related expenses	-	16	8	34

Gain on disposal of investment	-	-	(19)	-

Cloud computing transition adjustment	-	-	-	36

Other expenses	88	39	185	103

	36	50	94	203

NOTE 5 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021

Income tax expense	487	209	2,206	615

Actual effective tax rate on earnings (%)	24	23	25	24

Actual effective tax rate including discrete items (%)	24	22	25	24

Discrete tax adjustments that impacted the tax rate	(12)	(10)	8	(13)

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at September 30, 2022	As at December 31, 2021
Income tax assets
Current	Receivables	49	223
Non-current	Other assets	132	166
Deferred income tax assets	Other assets	427	262
Total income tax assets		608	651
Income tax liabilities
Current	Payables and accrued charges	943	606
Non-current	Other non-current liabilities	51	44
Deferred income tax liabilities	Deferred income tax liabilities	3,489	3,165
Total income tax liabilities		4,483	3,815

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6 FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2021 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	September 30, 2022				December 31, 2021

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3

Fair value on a recurring basis [1]

Cash and cash equivalents	823	-	823	-	499	-	499	-

Derivative instrument assets	11	-	11	-	19	-	19	-

Other current financial assets - marketable securities [2]	189	24	165	-	134	19	115	-

Investments at FVTOCI [3]	183	173	-	10	244	234	-	10

Derivative instrument liabilities	(51)	-	(51)	-	(20)	-	(20)	-

Amortized cost

Current portion of long-term debt

Notes and debentures	(999)	(491)	(500)	-	(500)	(506)	-	-

Fixed and floating rate debt	(17)	-	(17)	-	(45)	-	(45)	-

Long-term debt

Notes and debentures	(6,902)	(1,362)	(4,740)	-	(7,424)	(4,021)	(4,709)	-

Fixed and floating rate debt	(118)	-	(118)	-	(97)	-	(97)	-
1	During the periods ended September 30, 2022 and December 31, 2021, there were no transfers between levelling for financial instruments measured at fair value on a recurring basis.
2

  Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3	Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

NOTE 7 SHORT-TERM DEBT

Short-term debt was comprised of:

	Rate of Interest (%)	Total Facility Limit as at September 30, 2022	As at September 30, 2022	As at December 31, 2021
Credit facilities
Unsecured revolving term credit facility	n/a	4,500	-	-
Unsecured revolving term credit facility	4.1	2,000	1,000	-
Uncommitted revolving demand facility	4.0	1,000	500	-
Other credit facilities [1]		760
South American	1.5 - 21.7		194	74
Australian	3.6		97	211
Other	3.3		8	28
Commercial paper	2.9 - 4.0		2,530	1,170
Other short-term debt	n/a		125	77
			4,454	1,560
1 Total facility limit amounts include some facilities with maturities in excess of one year.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 unsecured revolving term credit facility and excess cash invested in highly liquid securities. During the three months ended September 30, 2022, we extended the maturity date of the $4,500 unsecured revolving term credit facility from June 4, 2026 to September 14, 2027. There was no change to the total facility limit or the significant agreement terms from those we disclosed in our 2021 Annual Report.

Unaudited	In millions of US dollars except as otherwise noted

During the three months ended September 30, 2022, we entered into a new $2,000 revolving term credit facility, with the same principal covenants and events of default as our existing $4,500 unsecured revolving term credit facility. The $2,000 non-revolving term credit facilities we entered into in July 2022 to help temporarily manage normal seasonal working capital swings were closed prior to September 30, 2022.

NOTE 8   SHARE CAPITAL

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100

2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395

2022 Normal Course Issuer Bid [1]	March 1, 2022	February 28, 2023	55,111,110	10	32,183,728
1 The 2022 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities laws, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Number of common shares repurchased for cancellation	19,027,561	2,427,369	38,387,969	2,460,097
Average price per share (US dollars)	89.25	61.18	86.85	61.07
Total cost	1,698	148	3,334	150

As of November 1, 2022, an additional 1,981,462 common shares were repurchased for cancellation at a cost of $165 and an average price per share of $83.25.

Dividends Declared

We declared a dividend per share of $0.48 (2021 – $0.46) during the three months ended September 30, 2022, payable on October 14, 2022 to shareholders of record on September 30, 2022.

NOTE 9   SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 10   RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	September 30, 2022	December 31, 2021

Receivables from Canpotex	1,454	828

Unaudited	In millions of US dollars except as otherwise noted

NOTE 11   BUSINESS COMBINATIONS

Subsequent to September 30, 2022, we completed the previously announced acquisition of Casa do Adubo S.A. (“Casa do Adubo”) on October 1, 2022 for a preliminary purchase price, net of cash and cash equivalents acquired, of $279. We acquired 100% of the issued and outstanding Casa do Adubo stock. Casa do Adubo is an agriculture retailer in Brazil with 39 retail locations and 10 distribution centers. The expected benefits of the acquisition resulting in goodwill include: synergies from expected reduction in operating costs, wider distribution channel for selling products, a large assembled workforce and a potential increase in our customer base.

We have engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. Given the transaction closed on October 1, 2022, as at the date of our interim financial statements we do not have sufficient information to determine fair values and complete the purchase price allocation or the proforma financial information disclosures. As part of our due diligence process, we are continuing to obtain and verify information required to determine the fair value of certain assets acquired and liabilities assumed and the amount of deferred income taxes arising on their recognition. We expect to finalize the amounts recognized as we obtain the information necessary to complete the analysis within one year from the date of the acquisition.

The Casa do Adubo acquisition was completed at the close of business on October 1, 2022, therefore, our consolidated statements of earnings did not include any impacts from Casa do Adubo for the three and nine months ended September 30, 2022. Financial information related to Casa do Adubo is as follows:

2022 Pro Forma [1]

Sales	440

EBITDA	40
1 Estimated annual sales and EBITDA if acquisition occurred at January 1, 2022. Net earnings before income taxes is not available.